Exhibit (a)(5)(iv)

FOR IMMEDIATE RELEASE	For further information, call Patrick J. Bagley Senior Vice President-Finance and Chief Financial Officer
Dover, Delaware, September 15, 2005	(302) 857-3745

DOVER MOTORSPORTS, INC.

ANNOUNCES FINAL RESULTS OF ITS SELF TENDER

Dover Motorsports, Inc. (NYSE: DVD), announced today the final results of its self tender. The tender offer expired at 5:00 P.M., New York City time, on September 8, 2005.

Based on the final count by the depositary for the tender offer, 5,210,668 shares of Common Stock and 2,311,960 shares of Class A Common Stock, have been tendered and not withdrawn or rejected. All of the 2,311,960 shares of Class A Common Stock have been accepted for purchase by the Company at $7.00 per share. As the tender for shares of Common Stock was oversubscribed, 1,706,543 shares of Common Stock have been accepted for purchase by the Company at $7.00 per share and a proration factor of 32.698 percent for shares tendered will be applied. This means that 32.698 percent of each stockholder’s tendered shares of Common Stock have been accepted for purchase, except that all shares of Common Stock tendered from holders of less than 100 shares (“odd-lots”) will be purchased without proration.

The Company commenced the tender offer on August 10, 2005, when it offered to purchase up to 1,706,543 shares of its outstanding Common Stock and 2,323,019 shares of its Class A Common Stock, in each case at a price of $7.00 per share. Payment for the shares validly tendered and accepted for purchase under the tender offer, and return of any shares not accepted, will occur promptly.

The dealer manager for the tender offer is Raymond James & Associates. Mellon Investor Services LLC is the information agent as well as the depositary. For further information, please call the information agent at -866-293-6625.

This release contains or may contain forward-looking statements based on management’s beliefs and assumptions. Such statements are subject to various risks and uncertainties that could cause results to vary materially. Please refer to the Company’s SEC filings for a discussion of such factors.

Dover Motorsports, Inc. is a leading promoter of motorsports events in the United States. Its motorsports subsidiaries operate four motorsports tracks in three states and promote motorsports events under the auspices of three of the premier sanctioning bodies in motorsports – NASCAR, IRL AND NHRA. The Company owns and operates Dover International Speedway in Dover, Delaware; Nashville Superspeedway near Nashville, Tennessee; Gateway International Raceway near St. Louis, Missouri; and Memphis Motorsports Park in Memphis, Tennessee.